EXHIBIT (a)(1)(A)

OFFER TO PURCHASE FOR CASH

(THE “OFFER”)

ALL OUTSTANDING SHARES OF COMMON STOCK

(THE “SECURITIES”)

OF

TECHNOLOGY FLAVORS & FRAGRANCES INC.

(THE “COMPANY”)

AT

$1.55 NET PER COMMON STOCK

BY

FFG MERGER CORPORATION

(“PURCHASER”),

A WHOLLY-OWNED SUBSIDIARY OF

FFG INDUSTRIES, INC.

(“FFG”)

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 12:00 MIDNIGHT, NEW YORK CITY TIME, ON JUNE 14, 2005, UNLESS THE OFFER IS EXTENDED.

IMPORTANT

If you wish to tender all or any part of your Securities, prior to the expiration date of the Offer you should either (1) complete and sign the Letter of Transmittal (or a facsimile thereof) in accordance with the instructions in the Letter of Transmittal included with this Offer to Purchase, have your signature thereon guaranteed if required by Instruction 1 to the Letter of Transmittal, mail or deliver the Letter of Transmittal (or such facsimile thereof) and any other required documents to the depositary for the Offer and either deliver the certificates for such Securities to the depositary for the Offer along with the Letter of Transmittal (or a facsimile thereof) or deliver such Securities pursuant to the procedures for book-entry transfers set forth in “The Offer—Procedure for Tendering Securities” of this Offer to Purchase, or (2) request your broker, dealer, commercial bank, trust company or other nominee to effect the transaction for you. If you have Securities registered in the name of a broker, dealer, commercial bank, trust company or other nominee, you must contact such broker, dealer, commercial bank, trust company or other nominee if you desire to tender your Securities.

If you desire to tender your Securities and your certificates for such Securities are not immediately available, or you cannot comply with the procedures for book-entry transfers described in this Offer to Purchase on a timely basis, you may tender such Securities by following the procedures for guaranteed delivery set forth in “The Offer—Procedure for Tendering Securities.” A summary of the principal terms of the Offer appears on pages 1 through 4 of this Offer to Purchase. If you have questions about the Offer, you may contact Mellon Investor Services LLC, the Information Agent for the Offer, at the address and telephone number set forth on the back cover of this Offer to Purchase. You can also obtain additional copies of this Offer to Purchase, the related Letter of Transmittal and the Notice of Guaranteed Delivery from the Information Agent, or from your broker, dealer, commercial bank, trust company or other nominee.

THIS OFFER TO PURCHASE AND THE RELATED LETTER OF TRANSMITTAL CONTAIN IMPORTANT INFORMATION, AND YOU SHOULD CAREFULLY READ BOTH IN THEIR ENTIRETY BEFORE YOU MAKE A DECISION WITH RESPECT TO THE OFFER.

May 16, 2005

-i-

SUMMARY TERM SHEET

This summary term sheet is a brief description of the Offer being made by FFG Industries, Inc. (“FFG” or “Parent”) through FFG Merger Corporation (“Purchaser”), a wholly-owned subsidiary of FFG, to purchase all of the issued and outstanding Common Shares (as defined below) of Technology Flavors & Fragrances, Inc. (the “Company”), at a price of $1.55 per Common Share, net to the seller in cash, without interest.

The following are some of the questions you, as a stockholder of the Company, may have and answers to those questions. You should carefully read this Offer to Purchase and the accompanying Letter of Transmittal in their entirety because the information in this summary term sheet is not complete, and additional important information is contained in the remainder of this Offer to Purchase and the Letter of Transmittal.

WHO IS OFFERING TO BUY MY SECURITIES? WHY?

Our name is FFG Industries, Inc. We are a Delaware corporation and are making the Offer through our wholly-owned subsidiary, FFG Merger Corporation, a Delaware corporation, which was formed for the purpose of making a tender offer for the Securities. The tender offer is one step in our plan to acquire all of the outstanding Securities.

WHAT ARE THE CLASSES AND AMOUNTS OF SECURITIES SOUGHT IN THE OFFER?

We are seeking to purchase all of the issued and outstanding common stock, par value $0.01 per share, of the Company (the “Common Shares”). On the date of this Offer to Purchase, FFG does not beneficially own any Common Shares. The Company’s last public disclosure stated that as of March 15, 2005, there were 12,833,773 Common Shares outstanding. In addition, we expect outstanding options to be exercised bringing the total number of Common Shares outstanding to approximately 14,959,000.

We refer to the Common Shares in this Offer to Purchase as the “Shares,” or the “Securities.”

HOW MUCH ARE YOU OFFERING TO PAY FOR MY SECURITIES AND WHAT IS THE FORM OF PAYMENT? WILL I HAVE TO PAY ANY FEES OR COMMISSIONS?

We are offering to pay $1.55 per Common Share, net to you, in cash, without interest. If you tender your Securities to us in the Offer, you will not have to pay brokerage fees, commissions or similar expenses. If you own your Securities through a broker or other nominee, and your broker tenders your Securities on your behalf, your broker or nominee may charge you a fee for doing so. You should consult your broker or nominee to determine whether any charges will apply.

HOW WILL WE PAY FOR THE SHARES?

We will need approximately $30 million to purchase all Securities pursuant to the Offer, refinance the Company’s debt and pay related fees and expenses. The Offer is not subject to a financing condition. We intend to obtain the funds required to purchase the Securities pursuant to the tender offer and to pay related fees and expenses through two facilities, which we are currently negotiating. We do not currently have alternative financing plans. If you would like additional information about our financing, please see “The Offer—Source and Amount of Funds.”

HOW LONG DO I HAVE TO DECIDE WHETHER TO TENDER IN THE OFFER?

You have until at least 12:00 Midnight, New York City time, on June 14, 2005, to decide whether to tender your Securities in the Offer. Further, if you cannot deliver everything required to make a valid tender to Mellon Investor Services LLC, the depositary for the Offer, prior to such time, you may be able to use a guaranteed delivery procedure, which is described in “The Offer—Procedure for Tendering Securities.”

CAN THE OFFER BE EXTENDED AND UNDER WHAT CIRCUMSTANCES?

We may, in our sole discretion, extend the Offer at any time or from time to time. We may extend, for instance, if any of the conditions specified in “The Offer—Conditions to the Offer” are not satisfied prior to the scheduled expiration date of the Offer.

We may also elect to provide a “subsequent offering period” for the Offer. A subsequent offering period, if we include one, will be an additional period of time beginning after we have purchased Securities tendered during the Offer, during which holders may tender their Securities and receive payment for Securities validly tendered. If we decide to provide a subsequent offering period, we will make a public announcement of our decision. We do not currently intend to include a subsequent offering period, although we reserve the right to do so. See “The Offer—Terms of the Offer; Expiration Date.”

HOW WILL I BE NOTIFIED IF THE OFFER IS EXTENDED?

If we decide to extend the Offer, we will inform Mellon Investor Services LLC, the depositary for the Offer, of that fact and will make a public announcement of the extension, not later than 9:00 a.m., New York City time, on the business day after the day on which the Offer was scheduled to expire.

WHAT ARE THE MOST SIGNIFICANT CONDITIONS TO THE OFFER?

The most significant conditions to the Offer are the following, any or all of which may be waived by FFG or Purchaser:

•	that the Company’s stockholders validly tender and do not withdraw prior to the expiration date of the Offer the number of Shares representing at least 90% of the total voting stock of the Company then outstanding; and

•	that there shall not have been any change, event, development or circumstance having, or that could reasonably be expected to have, individually or in the aggregate, (1) a Material Adverse Effect on FFG and the Company, as combined after the Merger, or (2) a Company Material Adverse Effect.

For a complete list of the conditions to the Offer, see “The Offer—Conditions to the Offer.”

HAVE ANY STOCKHOLDERS OF THE COMPANY AGREED TO TENDER THEIR SHARES?

Yes. In connection with entering into the Agreement and Plan of Merger (“Merger Agreement”) with FFG and the Purchaser, certain of the Company’s stockholders entered into an agreement to tender all of their shares of Common Stock (which represent approximately 29% of the outstanding Common Stock of the Company), and to vote in favor of the merger. See “The Offer—Purpose and Structure of the Offer; Plans for the Company; Appraisal Rights; Stockholder Support Agreement.”

HOW DO I TENDER MY SECURITIES?

To tender Shares, you must deliver the certificates representing your Shares, together with a completed Letter of Transmittal, to Mellon Investor Services LLC, the depositary for the Offer, not later than the time the Offer expires. If your Common Shares are held in street name by your broker, dealer, commercial bank, trust company or other nominee, such nominee can tender your Common Shares through The Depository Trust Company. If you cannot deliver everything required to make a valid tender to the depositary prior to the expiration date of the Offer, you may have a limited amount of additional time by having a broker, a bank or other fiduciary which is a member of the Securities Transfer Agents Medallion Program or other eligible institution guarantee that the missing items will be received by the depositary within three trading days after the expiration of the Offer. However, the depositary must receive the missing items within that three trading day period. See “The Offer—Procedures for Tendering Securities.”

UNTIL WHAT TIME CAN I WITHDRAW TENDERED SECURITIES?

You can withdraw tendered Securities at any time until the Offer has expired. After the Offer has expired, if we have not agreed to accept your Securities for payment by July 15, 2005, you can withdraw them at any time after such date until we accept Securities for payment. If we decide to provide a subsequent offering period, we will accept Securities tendered during that period immediately and thus you will not be able to withdraw Securities tendered in the Offer during any subsequent offering period. See “The Offer—Withdrawal Rights.”

HOW DO I WITHDRAW TENDERED SECURITIES?

To withdraw Securities, you must deliver a written notice of withdrawal, or a facsimile of one, with the required information to Mellon Investor Services LLC, the depositary for the Offer, while you have the right to withdraw the Securities. See “The Offer—Withdrawal Rights.”

WHEN AND HOW WILL I BE PAID FOR MY TENDERED SECURITIES?

Subject to the terms and conditions of the Offer, we will pay for all validly tendered and not withdrawn Securities promptly after the expiration date of the Offer, subject to the satisfaction or waiver of the conditions to the Offer, as set forth in “The Offer—Conditions to the Offer.” We will pay for your validly tendered and not withdrawn Securities by depositing the purchase price with Mellon Investor Services LLC, the depositary for the Offer, which will act as your agent for the purpose of receiving payments from us and transmitting such payments to you. In all cases, payment for tendered Securities will be made only after timely receipt by Mellon Investor Services LLC of certificates for such Securities (or of a confirmation of a book-entry transfer of such Securities as described in “The Offer—Procedure for Tendering Securities”), a properly completed and duly executed Letter of Transmittal and any other required documents for such Securities.

WHAT DOES THE BOARD OF DIRECTORS OF THE COMPANY THINK OF THIS OFFER?

The board of directors of the Company has approved the Offer and has commented on it as of the date of this Offer to Purchase. At a meeting held on March 31, 2005, with all of the directors present at the meeting, the Board of Directors of the Company unanimously (i) approved and adopted the Merger Agreement, including this Offer, the Merger and the other transactions contemplated thereby, (ii) determined that the Merger Agreement and the transactions contemplated thereby, including this Offer and the Merger, are advisable, fair, and in the best interests of, the Company and the Company’s stockholders, and (iii) recommended that the Company’s stockholders accept this Offer, tender their shares pursuant to this Offer and approve the Merger Agreement and the transactions contemplated thereby, including the Merger. The board of directors of the Company has filed a Schedule 14D-9 with the Securities and Exchange Commission (“SEC”), which reflects its recommendation to accept this Offer.

WILL THE OFFER BE FOLLOWED BY A MERGER?

Upon consummation of the Offer, and assuming that the Minimum Condition, and the other conditions described in this document are satisfied, we intend to consummate the Proposed Merger, in which Purchaser is expected to be merged with and into the Company with the Company continuing as the surviving corporation and a wholly-owned subsidiary of FFG. Because of the Minimum Condition, we would have sufficient voting power to approve the Proposed Merger without the affirmative vote of any other stockholder of the Company. If the Proposed Merger takes place, FFG will own all of the Shares and all remaining stockholders (other than FFG, Purchaser, or other subsidiaries of FFG) will receive, for each Share they hold, the same cash price paid under the terms of the Offer, subject to any appraisal rights properly exercised under Delaware law.

WILL THE COMPANY CONTINUE AS A PUBLIC COMPANY?

No. Following the purchase of Securities in the Offer we expect to consummate the Proposed Merger. If and when the Proposed Merger takes place, the Company will no longer be publicly traded. Even if for some reason the Proposed Merger does not take place, if we purchase all the tendered Securities, there may be so few remaining stockholders and publicly held Common Shares that:

•	the Common Shares will no longer be eligible to be traded on the American Stock Exchange or any securities exchange;

•	there may not be an active public trading market, or, possibly, any public trading market, for the Common Shares; and

•	the Company may cease making filings with the SEC or otherwise cease being subject to the SEC rules relating to publicly held companies.

IF I DECIDE NOT TO TENDER, HOW WILL THE OFFER AFFECT MY SECURITIES?

If the Proposed Merger takes place, stockholders not tendering in the Offer will receive the same amount of cash per Share that they would have received had they tendered their Shares in the Offer, subject to any appraisal rights properly exercised under Delaware law. Therefore, if the Proposed Merger takes place and you do not exercise appraisal rights, the only difference to you between tendering your Securities and not tendering your Securities is that you will be paid earlier if you tender your Securities. However, if the Proposed Merger does not take place and the Offer is consummated, the number of securityholders and Securities that are still in the hands of the public may be so small that there will no longer be an active public trading market, or, possibly, any public trading market, for the Common Shares, which may affect prices at which Common Shares trade. Also, as described above, the Company may cease making filings with the SEC or otherwise cease being subject to the SEC rules relating to publicly held companies.

ARE APPRAISAL RIGHTS AVAILABLE IN EITHER THE OFFER OR THE PROPOSED MERGER?

Appraisal rights are not available in the Offer. If the Proposed Merger is consummated without a vote of the Company’s stockholders, holders of Shares at the effective time of that merger will have rights under Section 262 of the Delaware General Corporation Law to demand appraisal of their Shares. Under Section 262, stockholders who demand appraisal and comply with the applicable statutory procedures will be entitled to receive a judicial determination of the fair value of their Shares, exclusive of any element of value arising from the accomplishment or expectation of the Proposed Merger, and to receive payment of that fair value in cash, together with a fair rate of interest, if any. Any such judicial determination of the fair value of Shares could be based upon factors other than, or in addition to, the price per Share to be paid in the Proposed Merger or the market value of the Shares. The value so determined could be more or less than the price per Share to be paid in the Proposed Merger. If the Minimum Condition is not satisfied, but is waived, and the Proposed Merger occurs after a vote of the Company’s stockholders, holders of the Shares at the effective time of the merger who did not vote in favor of, or consent to, the Proposed Merger, will have the appraisal rights as described above.

WHAT IS THE MARKET VALUE OF MY SECURITIES AS OF A RECENT DATE?

On March 31, 2005, the last full trading day before we announced our intention to acquire the Company, the closing price of a Common Share of the Company was $1.21. We advise you to obtain a recent quotation for Securities before deciding whether to tender your Securities.

WHO CAN I TALK TO IF I HAVE QUESTIONS ABOUT THE OFFER?

You can contact Mellon Investor Services LLC at the address and telephone number set forth on the back cover of this Offer to Purchase. Mellon Investor Services LLC is acting as the Information Agent for our tender offer.

To the Stockholders of Technology Flavors & Fragrances, Inc.:

INTRODUCTION

We are FFG Industries, Inc., a Delaware corporation (“FFG”). Through our wholly-owned subsidiary FFG Merger Corporation, a Delaware corporation (“Purchaser”), we hereby offer to purchase all of the issued and outstanding Common Stock, par value $0.01 per share (the “Common Shares”), at the price of $1.55 per Common Share, net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in this Offer to Purchase and in the related Letter of Transmittal (which together, as amended, supplemented or otherwise modified from time to time, constitute the “Offer”).

We refer to the Common Shares in this document as the “Shares,” or the “Securities.”

If you tender your Securities to us in the Offer, you will not be obligated to pay brokerage fees, commissions or, except as set forth in Instruction 6 of the Letter of Transmittal, transfer taxes on the sale of Securities pursuant to the Offer. If you own your Securities through a broker or other nominee, and your broker tenders your Securities on your behalf, your broker or nominee may charge you a fee for doing so. You should consult your broker or nominee to determine whether any charges will apply. We will pay all charges and expenses of Mellon Investor Services LLC (the “Depositary” and the “Information Agent”) incurred in connection with the Offer. See “The Offer—Fees and Expenses.”

The purpose of the Offer and the proposed merger is to enable FFG to acquire control of, and the entire equity interest in, the Company. Assuming the conditions to the Offer are met, FFG currently intends, as soon as practicable following consummation of the Offer, to seek to have Purchaser consummate a merger with and into the Company (the “Proposed Merger”), with the Company continuing as the surviving corporation and a wholly-owned subsidiary of FFG. Pursuant to the Proposed Merger, at the effective time of the Proposed Merger (the “Effective Time”), each then remaining Share outstanding would be converted into the right to receive $1.55 per Common Share, net to the seller in cash, without interest (the “Merger Consideration”).

The Offer is conditioned upon, among other things, (1) there being validly tendered and not withdrawn prior to the expiration date of the Offer the number of Shares representing at least 90% of the total voting stock of the Company then outstanding (the “Minimum Condition”), and (2) there shall not have occurred any change, event, development or circumstance having, or that could reasonably be expected to have, individually or in the aggregate, (i) a Material Adverse Effect on FFG and the Company, as combined after the Merger, or (ii) a Company Material Adverse Effect. These and any other conditions to the Offer may be waived by FFG and Purchaser in their sole discretion. The Offer is also subject to other conditions. See “The Offer—Conditions to the Offer.”

In the event the Offer is terminated or not consummated, or after the expiration of the Offer and pending the consummation of the Proposed Merger, in accordance with applicable law and any merger agreement that it may enter into with the Company, FFG may explore any and all options which may be available. In this regard, and after expiration or termination of the Offer, FFG may seek to acquire additional Securities, through open market purchases, block trades, privately negotiated transactions, a tender offer or exchange offer or otherwise, upon such terms and at such prices as FFG may determine, which may be more or less than the price offered or paid per Share pursuant to the Offer and could be for cash or other consideration.

THE OFFER DOES NOT CONSTITUTE A SOLICITATION OF PROXIES FOR ANY MEETING OF STOCKHOLDERS OF THE COMPANY OR A SOLICITATION OF AGENT DESIGNATIONS TO CALL A SPECIAL MEETING OF STOCKHOLDERS OF THE COMPANY. ANY SOLICITATION OF PROXIES WHICH PURCHASER OR FFG MIGHT MAKE WILL BE MADE ONLY PURSUANT TO SEPARATE PROXY OR CONSENT SOLICITATION MATERIALS COMPLYING WITH THE REQUIREMENTS OF SECTION 14(a) OF THE SECURITIES EXCHANGE ACT OF 1934 AND THE RULES AND REGULATIONS PROMULGATED THEREUNDER (THE “EXCHANGE ACT”).

THIS OFFER TO PURCHASE AND THE RELATED LETTER OF TRANSMITTAL CONTAIN IMPORTANT INFORMATION, AND YOU SHOULD CAREFULLY READ BOTH IN THEIR ENTIRETY BEFORE YOU MAKE A DECISION WITH RESPECT TO THE OFFER.

THE OFFER

1. Terms of the Offer; Expiration Date.

On the terms and subject to the conditions set forth in this Offer (including, if the Offer is extended or amended, the terms and conditions of such extension or amendment), we will promptly accept for payment and pay for all Securities that are validly tendered prior to the Expiration Date and not properly withdrawn.

“Expiration Date” means 12:00 Midnight, New York City time, on June 14, 2005, unless we extend the period of time for which the Offer is open, in which event “Expiration Date” means the latest time and date at which the Offer, as so extended, shall expire.

The Offer is conditioned upon, among other things, (1) the Minimum Condition having been satisfied and (2) no Material Adverse Effect on FFG and the Company, as combined after the Merger, or Company Material Adverse Effect having occurred. The Offer is also subject to other conditions as described in “The Offer—Conditions to the Offer.” If any such condition is not satisfied, we may: (a) terminate the Offer and return all tendered Securities; (b) extend the Offer and, subject to certain conditions and to your withdrawal rights as set forth in “The Offer—Withdrawal Rights,” retain all Securities until the expiration date of the Offer as so extended; (c) waive the condition and, subject to any requirement to extend the period of time during which the Offer must remain open, purchase all Securities validly tendered prior to the Expiration Date and not withdrawn or (d) delay acceptance for payment or payment for Securities, subject to applicable law, until satisfaction or waiver of the conditions to the Offer. For a description of our right to extend, amend, delay or terminate the Offer, see “The Offer—Extension of Tender Period; Termination; Amendment,” and “The Offer—Conditions to the Offer.”

Under Exchange Act Rule 14d-11, Purchaser may, subject to certain conditions, provide a subsequent offering period of from three to 20 business days in length following the expiration of the Offer on the Expiration Date. A subsequent offering period would be an additional period of time, following the expiration of the Offer and the purchase of Securities in the Offer, during which stockholders may tender Securities not tendered in the Offer. A subsequent offering period, if one is included, is not an extension of the Offer, which already will have been completed.

Purchaser does not currently intend to include a subsequent offering period in the Offer, although it reserves the right to do so in its sole discretion. Under Exchange Act Rule 14d-7, no withdrawal rights apply to Securities tendered during a subsequent offering period and no withdrawal rights apply during the subsequent offering period with respect to Securities tendered in the Offer and accepted for payment. Purchaser will pay the same consideration to stockholders tendering Securities in the Offer or in a subsequent offering period, if it includes one.

On the date of this Offer to Purchase, FFG does not beneficially own any Common Shares. According to the Company’s Annual Report on Form 10-KSB for the fiscal year ended December 31, 2004, there were 12,833,773 Common Shares outstanding as of March 15, 2005. In addition, we expect outstanding options to be exercised bringing the total number of shares of Common Shares outstanding to approximately 14,959,000.

2. Extension of Tender Period; Termination; Amendment.

We reserve the right to extend the Expiration Date, in our sole discretion, if at the scheduled Expiration Date any of the conditions to the Offer have not been satisfied or waived. We also have the right to extend the Offer for any period required by any rule, regulation, interpretation or position of the Securities and Exchange Commission (the “SEC”) or the SEC Staff applicable to the Offer or any period required by applicable law. We expressly reserve the right to waive any of the conditions to the Offer, to make any change in the terms of our conditions to the Offer and to provide a subsequent offering period for the Offer in accordance with Rule 14d-11 under the Exchange Act.

If we increase or decrease the percentage of Securities being sought or increase or decrease the consideration to be paid for Securities pursuant to the Offer and the Offer is scheduled to expire at any time before the expiration of 10 business days from, and including, the date that notice of such increase or decrease is first published, sent or given in the manner specified below, the Offer will be extended until the expiration of 10 business days from, and including, the date of such notice. If we make a material change in the terms of the Offer (other than a change in price or percentage of securities sought) or in the information concerning the Offer, or waive a material condition of the Offer, we will extend the Offer, if required by applicable law, for a period sufficient to allow you to consider the amended terms of the Offer. In a published release, the SEC has stated its view that an offer must remain open for a minimum period of time following a material change in the terms of such offer, and that the waiver of a condition such as the Minimum Condition is a material change in the terms of an offer. The release states that an offer should remain open for a minimum of five business days from the date a material change is first published, sent or given to stockholders, and that if material changes are made with respect to information that approaches the significance of price or percentage of Securities sought, a minimum of 10 business days may be required to allow adequate dissemination and investor response. “Business day” means any day other than Saturday, Sunday or a federal holiday and consists of the time period from 12:01 a.m. through 12:00 Midnight, New York City time.

Any extension, delay, termination, waiver or amendment will be followed as promptly as practicable by public announcement, in the case of an extension of the Offer to be made no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled Expiration Date, in accordance with the public announcement requirements of Rule 14e-1(d) under the Exchange Act. Subject to applicable law (including Rules 14d-4(d) and 14d-6(c) under the Exchange Act, which require that material changes in the information published, sent or given to any stockholders in connection with the Offer be promptly disseminated to stockholders in a manner reasonably designed to inform them of such changes), and without limiting the manner in which we may choose to make any public announcement, we have no obligation to publish, advertise or otherwise communicate any public announcements other than by issuing a press release.

If we extend the time during which the Offer is open, or if we are delayed in accepting for payment or paying for Securities pursuant to the Offer for any reason, then, without prejudice to our rights under the Offer, the Depositary may retain tendered Securities on our behalf and those Securities may not be withdrawn except to the extent tendering securityholders are entitled to withdrawal rights as described herein under “The Offer—Withdrawal Rights.” However, our ability to delay the payment for Securities that we have accepted for payment is limited by Rule 14e-1(c) under the Exchange Act, which requires that a bidder pay the consideration offered or return the securities deposited by or on behalf of securityholders promptly after the termination or withdrawal of the bidder’s offer.

This Offer to Purchase and the Letter of Transmittal will be mailed to record holders of Shares and will be furnished to brokers, dealers, commercial banks, trust companies and similar persons whose names, or the names of whose nominees, appear on the Company’s stockholder lists for subsequent transmittal to beneficial owners of Shares.

3. Acceptance for Payment and Payment.

Upon the terms and subject to the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of any such extension or amendment), we will accept for payment and pay for all Securities that are validly tendered on or prior to the Expiration Date and not properly withdrawn pursuant to the Offer as soon as we are permitted to do so under applicable law, subject to the satisfaction or waiver of the conditions set forth in “The Offer—Conditions to the Offer.” In addition, we reserve the right, subject to compliance with Rule 14e-1(c) under the Exchange Act, to delay the acceptance for payment or payment for Securities pending receipt of any regulatory or governmental approvals to the Offer as described under the caption “The Offer—Certain Legal Matters; Regulatory Approvals.” For a description of our right to terminate the Offer and not accept for payment or pay for Securities or to delay acceptance for payment or payment for Securities, see “The Offer—Extension of Tender Period; Termination; Amendment.”

For purposes of the Offer, we shall be deemed to have accepted for payment tendered Securities when, as and if we give oral or written notice of our acceptance to the Depositary. We will pay for Securities accepted for payment pursuant to the Offer promptly by depositing the purchase price with the Depositary. The Depositary will act as your agent for the purpose of receiving payments from us and transmitting such payments to you. In all cases, payment for Securities accepted for payment pursuant to the Offer will be made only after timely receipt by the Depositary of certificates for such Securities (or, if applicable, of a confirmation of a book-entry transfer of such Securities into the Depositary’s account at the Book-Entry Transfer Facility (as defined in “The Offer—Procedure for Tendering Securities”)), a properly completed and duly executed Letter of Transmittal and any other required documents. Accordingly, payment may be made to tendering securityholders at different times if delivery of the Securities and other required documents occurs at different times. For a description of the procedure for tendering Securities pursuant to the Offer, see “The Offer—Procedure for Tendering Securities.”

Under no circumstances will we pay interest on the consideration paid for Securities pursuant to the Offer, regardless of any delay in making such payment. If we increase the consideration to be paid for Securities pursuant to the Offer, we will pay such increased consideration for all Securities of the same class purchased pursuant to the Offer.

We reserve the right to transfer or assign, in whole or from time to time in part, to one or more of our affiliates the right to purchase Securities tendered pursuant to the Offer, but any such transfer or assignment will not relieve us of our obligations under the Offer or prejudice your rights to receive payment for Securities validly tendered and accepted for payment. If any tendered Securities are not purchased pursuant to the Offer for any reason, or if certificates are submitted for more Securities than are tendered, certificates for such unpurchased or untendered Securities will be returned (or, in the case of Securities tendered by book-entry transfer, such Securities will be credited to an account maintained at the Book-Entry Transfer Facility as defined below), without expense to you, as promptly as practicable following the expiration or termination of the Offer.

4. Procedure for Tendering Securities.

To tender Securities pursuant to the Offer, either (1) the Depositary must receive at one of its addresses set forth on the back cover of this Offer to Purchase (A) a properly completed and duly executed Letter of Transmittal and any other documents required by the Letter of Transmittal and (B) certificates for the Securities to be tendered or delivery of such Securities pursuant to the procedures for book-entry transfer described below (and a confirmation of such delivery including an Agent’s Message (as defined below) if the tendering securityholder has not delivered a Letter of Transmittal), in each case by the Expiration Date, or (2) the guaranteed delivery procedure described below must be complied with.

The method of delivery of certificates for tendered Shares (the “Share Certificates”) and all other required documents, including delivery through the Book-Entry Transfer Facility (as defined below), is at the option and risk of the tendering securityholder, and the delivery will be deemed made only when actually received by the Depositary including, in the case of a book-entry transfer, by Agent’s Message. If delivery is by mail, registered mail with return receipt requested, properly insured, is recommended. In all cases, sufficient time should be allowed to ensure timely delivery.

Book-Entry Delivery. The Depositary will establish an account with respect to the Common Shares at The Depository Trust Company (the “Book-Entry Transfer Facility”) for purposes of the Offer within two business days after the date of this Offer to Purchase, and any financial institution that is a participant in the system of the Book-Entry Transfer Facility may make delivery of Common Shares by causing the Book-Entry Transfer Facility to transfer such Shares into the Depositary’s account in accordance with the procedures of the Book-Entry Transfer Facility. However, although delivery of Common Shares may be effected through book-entry transfer, the Letter of Transmittal properly completed and duly executed together with any required signature guarantees or an Agent’s Message and any other required documents must, in any case, be received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase by the Expiration Date, or the guaranteed delivery procedure described below must be complied with. Delivery of the Letter of Transmittal and any other required documents to the Book-Entry Transfer Facility does not constitute delivery to the Depositary. “Agent’s Message” means a message, transmitted by the Book-Entry Transfer Facility to, and received by, the Depositary and forming a part of a book-entry confirmation which states that the Book-Entry Transfer Facility has received an express acknowledgment from the participant in the Book-Entry Transfer Facility tendering the Shares that are the subject of such book-entry confirmation which such participant has received, and agrees to be bound by, the terms of the Letter of Transmittal and that Purchaser may enforce such agreement against such participant.

Signature Guarantees. Except as otherwise provided below, all signatures on a Letter of Transmittal must be guaranteed by a financial institution (including most banks, savings and loan associations and brokerage houses) that is a member of a recognized Medallion Program approved by The Securities Transfer Association, Inc. (each an “Eligible Institution”). Signatures on a Letter of Transmittal need not be guaranteed (1) if the Letter of Transmittal is signed by the registered holder of the Securities tendered therewith and such holder has not completed the box entitled “Special Payment Instructions” on the Letter of Transmittal or (2) if such Securities are tendered for the account of an Eligible Institution. See Instructions 1 and 5 of the Letter of Transmittal.

Guaranteed Delivery. If you wish to tender Securities pursuant to the Offer and cannot deliver such Share Certificates and all other required documents to the Depositary by the Expiration Date, or cannot complete the procedure for delivery by book-entry transfer on a timely basis, you may nevertheless tender such Shares if all of the following conditions are met:

•	such tender is made by or through an Eligible Institution;

•	a properly completed and duly executed Notice of Guaranteed Delivery in the form provided by Purchaser is received by the Depositary (as provided below) by the Expiration Date; and

•	the Share Certificates (or a confirmation of a book-entry transfer into the Depositary’s account at the Book-Entry Transfer Facility, if applicable), together with a properly completed and duly executed Letter of Transmittal (or facsimile thereof) with any required signature guarantee or an Agent’s Message and any other documents required by the Letter of Transmittal, are received by the Depositary within three trading days after the date of execution of the Notice of Guaranteed Delivery. A “trading day” is a day on which the American Stock Exchange is open for business.

The Notice of Guaranteed Delivery may be delivered by hand or transmitted by facsimile transmission or mailed to the Depositary and must include a guarantee by an Eligible Institution in the form set forth in such Notice. The method of delivery of Securities and all other required documents, including through the Book-Entry Transfer Facility, is at your option and risk, and the delivery will be deemed made only when actually received by the Depositary. If certificates for Shares are sent by mail, we recommend registered mail with return receipt requested, properly insured.

Back-up Withholding. Under the federal income tax laws, the Depositary will be required to withhold a portion of the amount of any payments made to certain securityholders pursuant to the Offer or the Proposed Merger. In order to avoid such back-up withholding, you must provide the Depositary with your correct taxpayer identification number (“TIN”) and certify that you are not subject to such back-up withholding by completing the Substitute Form W-9 included in the Letter of Transmittal. Certain securityholders (including, among others, all corporations and certain foreign individuals and entities) are not subject to back-up withholding. If a securityholder does not provide its correct TIN or fails to provide the certifications described above, the Internal Revenue Service may impose a penalty on the holder and payment of cash to the holder pursuant to the Offer may be subject to back-up withholding. All securityholders tendering Shares pursuant to the Offer should complete and sign the Substitute Form W-9 included in the Letter of Transmittal to provide the information necessary to avoid back-up withholding. If you are a non-resident alien or foreign entity not subject to back-up withholding, you must give the Depositary a properly completed Form W-8BEN Certificate of Foreign Status or successor form in order to avoid backup withholding with respect to payments made to you.

Grant of Proxy. By executing a Letter of Transmittal (or delivering an Agent’s Message), you irrevocably appoint Carlo W. Colesanti and Richard Green, Jr. as your proxies in the manner set forth in the Letter of Transmittal to the full extent of your rights with respect to the Securities tendered and accepted for payment by us (and any and all other Shares, or other securities issued or issuable in respect of such Securities on or after the date of this Offer to Purchase). All such proxies are irrevocable and coupled with an interest in the tendered Securities. Such appointment is effective only upon our acceptance for payment of such Securities. Upon such acceptance for payment, all prior proxies and consents granted by you with respect to such Securities and other securities will, without further action, be revoked, and no subsequent proxies may be given nor subsequent written consents executed (and, if previously given or executed, will cease to be effective). Our designees will be empowered to exercise all your voting and other rights as they, in their sole discretion, may deem proper at any annual, special or adjourned meeting of the Company’s stockholders, by written consent or otherwise. We reserve the right to require that, in order for Securities to be validly tendered, immediately upon our acceptance for payment of such Securities, we are able to exercise full voting rights with respect to such Securities and other securities (including voting at any meeting of stockholders then scheduled or acting by written consent without a meeting).

The foregoing proxies are effective only upon acceptance for payment of Securities pursuant to the Offer. The Offer does not constitute a solicitation of proxies, absent a purchase of Securities, for any meeting of the Company’s stockholders, which will be made only pursuant to separate proxy solicitation materials complying with the Exchange Act.

The tender of Securities pursuant to any one of the procedures described above will constitute your acceptance of the Offer, as well as your representation and warranty that (1) you own the Securities being tendered and (2) you have the full power and authority to tender, sell, assign and transfer the Securities tendered, as specified in the Letter of Transmittal. Our acceptance for payment of Securities tendered by you pursuant to the Offer will constitute a binding agreement between us with respect to such Securities, upon the terms and subject to the conditions of the Offer.

Validity. We will determine, in our sole discretion, all questions as to the form of documents and the validity, eligibility (including time of receipt) and acceptance for payment of any tender of Securities, and our determination shall be final and binding. We reserve the absolute right to reject any or all tenders of Securities that we determine not to be in proper form or the acceptance for payment of or payment for which may, in the opinion of our counsel, be unlawful. We also reserve the absolute right to waive any defect or irregularity in any tender of Securities. Our interpretation of the terms and conditions of the Offer will be final and binding. None of FFG, Purchaser, the Depositary, the Information Agent, or any other person will be under any duty to give notification of any defect or irregularity in tenders or waiver of any such defect or irregularity or incur any liability for failure to give any such notification.

5. Withdrawal Rights.

You may withdraw tenders of Securities made pursuant to the Offer at any time prior to the Expiration Date. Thereafter, such tenders are irrevocable, except that they may be withdrawn after July 15, 2005 unless such Securities are accepted for payment as provided in this Offer to Purchase. If we extend the period of time during which the Offer is open, are delayed in accepting for payment or paying for Securities pursuant to the Offer for any reason, or are unable to accept Securities for payment pursuant to the Offer for any reason, then, without prejudice to our rights under the Offer, the Depositary may, on our behalf, retain all Securities tendered, and such Securities may not be withdrawn except as otherwise provided in this section.

To withdraw tendered Securities, a written or facsimile transmission notice of withdrawal with respect to the Securities must be timely received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase, and the notice of withdrawal must specify the name of the person who tendered the Securities to be withdrawn and the class and number of Securities to be withdrawn and the name of the registered holder of

Securities, if different from that of the person who tendered such Securities. If the Securities to be withdrawn have been delivered to the Depositary, a signed notice of withdrawal with (except in the case of Securities tendered by an Eligible Institution) signatures guaranteed by an Eligible Institution must be submitted prior to the release of such Securities. In addition, such notice must specify, in the case of Securities tendered by delivery of certificates, the name of the registered holder (if different from that of the tendering stockholder) and the serial numbers shown on the particular certificates evidencing the Securities to be withdrawn or, in the case of Securities tendered by book-entry transfer, the name and number of the account at the Book-Entry Transfer Facility to be credited with the withdrawn Securities. Withdrawals may not be rescinded, and Securities withdrawn will thereafter be deemed not validly tendered for purposes of the Offer. However, withdrawn Securities may be re-tendered by again following one of the procedures described in “The Offer—Procedures for Tendering Securities” at any time prior to the Expiration Date.

We will determine, in our sole discretion, all questions as to the form and validity (including time of receipt) of any notice of withdrawal, and our determination shall be final and binding. None of Purchaser, the Depositary, the Information Agent, or any other person will be under any duty to give notification of any defect or irregularity in any notice of withdrawal or waiver of any such defect or irregularity or incur any liability for failure to give any such notification.

If Purchaser provides a subsequent offering period following the Offer, no withdrawal rights will apply to Securities tendered during that subsequent offering period or to Securities tendered in the Offer and accepted for payment.

6. Certain United States Federal Income Tax Considerations.

The following summary of certain United States federal income tax consequences of the Offer and the Proposed Merger to United States Holders (as defined below) is based on the Internal Revenue Code of 1986, as amended (the “Code”), applicable Treasury Regulations, and administrative and judicial interpretations thereof, each as in effect as of the date of this Offer to Purchase, all of which may change, possibly with retroactive effect. This summary assumes that Securities are held as capital assets. It does not address all of the tax consequences that may be relevant to particular securityholders in light of their personal circumstances, or to other types of securityholders (including, without limitation, certain financial institutions, brokers, dealers or traders in securities or commodities, insurance companies, “S” corporations, expatriates, tax-exempt organizations, Non-United States Holders (as defined below), persons who are subject to alternative minimum tax, persons who hold Securities as a position in a “straddle” or as part of a “hedging” or “conversion” transaction, persons that have a functional currency other than the United States dollar, or persons who acquired their Shares upon the exercise of stock options or otherwise as compensation). In addition, this discussion does not address any state, local or foreign tax consequences of the Offer or the Proposed Merger.

WE URGE EACH HOLDER OF SECURITIES TO CONSULT ITS OWN TAX ADVISOR REGARDING THE UNITED STATES FEDERAL INCOME OR OTHER TAX CONSEQUENCES OF THE OFFER OR THE PROPOSED MERGER TO SUCH HOLDER.

A “United States Holder” is a holder of Securities that for United States federal income tax purposes is (i) a citizen or resident of the United States; (ii) a corporation or partnership created or organized in or under the laws of the United States or any State or the District of Columbia; (iii) an estate the income of which is subject to United States federal income taxation regardless of its source; or (iv) a trust (a) the administration over which a United States court can exercise primary supervision and (b) all of the substantial decisions of which one or more United States persons have the authority to control. A “Non-United States Holder” is a holder of Securities other than a United States Holder.

The receipt of cash in exchange of Securities pursuant to the Offer or the Proposed Merger will be a taxable transaction for United States federal income tax purposes. In general, a United States Holder who sells Securities pursuant to the Offer or receives cash in exchange for Securities pursuant to the Proposed Merger will recognize gain or loss for United States federal income tax purposes equal to the difference, if any, between the amount of cash received and the holder’s adjusted tax basis in the Securities sold pursuant to the Offer or exchanged for cash pursuant to the Proposed Merger. Any such gain or loss would be long-term capital gain or loss if the holding period for the Securities exceeded one year.

If the Proposed Merger is consummated, a United States Holder who exercises appraisal rights and receives cash in exchange for its Shares will generally recognize capital gain or loss equal to the difference between the cash received and the holder’s adjusted tax basis in the Shares exchanged therefor.

THE FOREGOING DOES NOT PURPORT TO BE AN ANALYSIS OF ALL OF THE POTENTIAL TAX CONSIDERATIONS RELATING TO PARTICIPATION IN THE OFFER OR THE PROPOSED MERGER, AND IS NOT TAX ADVICE. THEREFORE, SECURITYHOLDERS ARE URGED TO CONSULT THEIR TAX ADVISORS AS TO THE SPECIFIC TAX CONSEQUENCES TO THEM OF TENDERING INTO THE OFFER OR EXCHANGING SECURITIES PURSUANT TO THE PROPOSED MERGER, INCLUDING THE APPLICABILITY OF FEDERAL, STATE, LOCAL, FOREIGN AND OTHER TAX LAWS.

7. Price Range of Common Shares.

The Common Shares are listed and principally traded on the American Stock Exchange under the symbol “TFF.” The following table sets forth for the calendar quarters indicated the high and low bid prices per Common Share on the American Stock Exchange based on published financial sources and the Company’s SEC filings. The prices reported reflect inter-dealer quotations and may not represent actual transactions and do not include retail markups, markdowns or commissions.

	Common Shares
	HIGH	LOW
2005
First Quarter	$1.38	$0.95

2004
First Quarter	$0.83	$0.69
Second Quarter	0.90	0.66
Third Quarter	0.79	0.56
Fourth Quarter	1.11	0.52

2003
First Quarter	$0.99	$0.71
Second Quarter	0.86	0.71
Third Quarter	0.95	0.75
Fourth Quarter	0.89	0.75

On March 31, 2005, the last full trading day before we announced our intention to acquire the Company, the closing price of a Common Share of the Company was $1.21. We urge you to obtain current market quotations for the Common Shares.

8. Certain Information Concerning the Company.

General. The Company is a Delaware corporation, with principal executive offices at 10 Edison Street East, Amityville, New York 11701. The telephone number of the Company’s executive offices is (631) 842-7600. The Company is a manufacturer of flavors and fragrances that are incorporated into a wide variety of consumer and institutional products, including natural and artificially flavored beverages, confections, foods, pharmaceuticals, aromatherapy essential oils, perfumes and health and beauty products.

Philip Rosner, Chairman and Chief Executive Officer; A. Gary Frumberg, Executive Vice President; Joseph A. Gemmo, Vice President, Chief Financial Officer; Ronald J. Dintemann, Vice President, Operations; Harvey Farber, Senior Vice President, Flavor Division; Sean Deson, Director; Werner F. Hiller, Director; Irwin D. Simon, Director; Joseph Piazza, Director, Manufacturing; Virginia Bonofiglio, Vice President, Fragrances; and Leonardo Salas, Gerente General/Vice Presidente, División América Latina (collectively beneficially own 29% of the outstanding Common Shares as of the last publicly filed annual report of the Company (calculated in accordance with Exchange Act Rule 13d-3). Concurrently with the execution of the Merger Agreement, such stockholders entered into a stockholder support agreement (the “Support Agreement”) with FFG and the Purchaser pursuant to which such stockholders agreed, among other things, to tender all of their shares of Common Stock in the Offer and to vote all of such shares in favor of the approval and adoption of the Merger Agreement. To the best knowledge of the Company, none of the persons listed on Schedule I to this Offer to Purchase has effected any transactions in the Securities during the past 60 days.

Available Information. The Company is subject to the informational requirements of the Exchange Act and in accordance therewith files periodic reports, proxy statements and other information with the SEC relating to its business, financial condition and other matters. The Company is required to disclose in such proxy statements certain information, as of particular dates, concerning the Company’s directors and officers, their remuneration, stock options granted to them, the principal holders of the Company’s securities and any material interest of such persons in transactions with the Company. Such reports, proxy statements and other information may be inspected at the public reference facilities maintained by the SEC at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549. Copies of such material can also be obtained at prescribed rates from the Public Reference Section of the SEC at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, or free of charge at the Web site maintained by the SEC at http://www.sec.gov.

Except as otherwise stated in this Offer to Purchase, the information concerning the Company contained herein has been taken from or is based upon reports and other documents on file with the SEC or otherwise publicly available. Although we have no knowledge that would indicate that any statements contained herein based upon such reports and documents are untrue, we take no responsibility for the accuracy or completeness of the information contained in such reports and other documents or for any failure by the Company to disclose events that may have occurred and may affect the significance or accuracy of any such information but that are unknown to us.

9. Certain Information Concerning Purchaser and FFG.

General. Purchaser is a Delaware corporation incorporated on March 29, 2005, with principal executive offices at 10 Mountainview Road, 201 North Atrium, Upper Saddle River, New Jersey. The telephone number of Purchaser’s principal executive offices is (201) 236-8154. To date, Purchaser has engaged in no activities other than those incident to Purchaser’s formation and the commencement of this Offer. Purchaser is a wholly-owned subsidiary of FFG.

FFG is a Delaware corporation with principal executive offices at 10 Mountainview Road, 201 North Atrium, Upper Saddle River, New Jersey. The telephone number of FFG’s executive offices is (201) 236-8154. FFG was incorporated on May 10, 1999. FFG is a leading middle-market manufacturer of flavors and fragrances used in the home environment, personal care, food, and beverage industries.

The name, business address, principal occupation or employment, five-year employment history and citizenship of each director and executive officer of FFG and Purchaser and certain other information are set forth on Schedule I to this Offer to Purchase. Except as set forth in this Offer to Purchase, during the past two years, none of us, nor, to our best knowledge, any of the persons listed on Schedule I hereto, has had any business relationship or transaction with the Company or any of its executive officers, directors or affiliates that is required to be reported under the rules and regulations of the SEC applicable to the Offer. Except as set forth in this Offer to Purchase, none of the persons listed in Schedule I, nor any of their respective associates or majority-

owned subsidiaries, beneficially owns any securities of the Company. Except as set forth in this Offer to Purchase, there have been no contacts, negotiations or transactions between us or any of our subsidiaries or, to our best knowledge, any of the persons listed in Schedule I to this Offer to Purchase, on the one hand, and the Company or its affiliates, on the other hand, concerning a merger, consolidation or acquisition, tender offer or other acquisition of securities, an election of directors or a sale or other transfer of a material amount of assets. None of the persons listed in Schedule I has, during the past five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). Except as described in Schedule I, none of the persons listed in Schedule I has, during the past five years, been a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

As of the date of this Offer to Purchase, FFG does not beneficially own any securities of the Company. To the best knowledge of FFG and the Purchaser, none of the persons listed on Schedule I to this Offer to Purchase has effected any transactions in the Securities during the past 60 days.

10. Source and Amount of Funds. Purchaser will need approximately $30 million to purchase all of the outstanding Shares pursuant to the Offer, refinance the Company’s debt and pay related fees and expenses. Purchaser intends to obtain funds needed for the Offer and the Proposed Merger from FFG, which will obtain funds through two facilities, which it is currently negotiating.

The first of these is with a syndicate of lenders arranged by and including Antares Capital Corporation (“Antares”). It is actually an amendment to an existing credit facility already provided to FFG. Under the existing facility, the syndicate provides FFG with revolving and term loans aggregating $49.5 million. The proposed amendment would increase that total to $60 million, consisting of up to $9.5 million of revolving loans and $50.5 million of term loans. The availability of the revolver would be subject to the existence of eligible accounts receivable and inventory. The term loans would amortize as follows:

Year 1	$2.84 million
Year 2	$3.59 million
Year 3	$4.34 million
Year 4	$5.34 million
Year 5	$6.34 million
Year 6	$18.05 million
Year 7	$10 million

The loans would generally bear interest at rates ranging from the base rate plus 2.75% to base rate plus 5.75% (or at our option LIBOR plus 4% to LIBOR plus 7%). As used here, “base rate” means the greater of prime or Federal Funds Rate plus .5%. The loans would be secured by a first lien on all the assets of FFG and its subsidiaries. The loans would be mandatorily prepayable upon the occurrence of certain events, and FFG would be subject to certain financial covenants.

The second facility is being negotiated with AIG Global Investment Corp. (together with its affiliates, “AIG”) Under its terms, AIG would acquire $16 million in principal amount of senior subordinated notes at par. The notes would mature eight years from their date of issuance. Interest on the notes would be (i) payable quarterly in cash at a rate of 10% per annum and (ii) paid in kind at a rate of 2.5% to 5.0% per annum, calculated quarterly depending upon FFG’s earnings. The notes would be unsecured, subordinated to up to $66 million of senior debt, and be mandatorily prepayable upon the occurrence of certain events. AIG would receive warrants to acquire 1% of FFG’s equity for a nominal amount, and would have the right to appoint an observer to the board of directors.

The two facilities described above are the subject of ongoing negotiation between FFG and the respective lenders. Neither of these facilities has been committed to irrevocably by the lenders. Each remains subject to the satisfaction of certain conditions. We do not currently have alternative financing plans.

11. Background of the Offer.

On September 20, 2004, Mr. Philip Rosner, Chairman and Chief Executive Officer of the Company was contacted by Mr. Gerald Abelson, principal of MNC Multinational Consultants, Inc. (“MNC”). Mr. Abelson advised Mr. Rosner that the Parent had expressed to Mr. Abelson an interest in acquiring the Company and that the Parent would like the opportunity to make a presentation to the Board of Directors of the Company. On such date, the Company and MNC entered into a letter agreement pursuant to which MNC would be paid a commission on a sliding scale based upon the total purchase price paid by Parent.

On October 21, 2004, Mr. Rosner met with Carlo W. Colesanti, Chairman, President and Chief Executive Officer of Parent, Richard Green, Jr., Senior Vice President and Chief Financial Officer of Parent and Mr. Abelson at Company’s principal offices to discuss the possible acquisition.

On November 8, 2004, at a special meeting of the Board of Directors of the Company, a Special Committee of the Board was created, such Committee to consist of Messrs. Philip Rosner, Sean Deson and Irwin Simon, and to be responsible for the evaluation of strategic alternatives designed to maximize shareholder value.

On November 15, 2004, the Company issued a press release announcing the formation of the Special Committee.

On December 3, 2004, Parent and Nautic Partners (“Nautic”) submitted to Mr. Rosner an initial formal letter of intent pursuant to which they would be prepared to make an offer to acquire the Company. Mr. Rosner caused copies of such proposal to be distributed to the members of the Board. Nautic Partners is a private equity firm specializing in the business services, healthcare, manufacturing, media and communications industries and is the owner of Parent. Nautic formed Parent in 2004 to acquire certain assets from Jordan Industries.

On December 13, 2004, the Board of Directors held a special meeting at which all members of the Board of the Company were present to discuss the initial formal letter of intent from Parent and Nautic. At the meeting, counsel discussed the proposal and reviewed for the directors their fiduciary duties of loyalty, care and the business judgment rule under Delaware law in the context of the sale of the Company. The Board then modified the composition of the Special Committee appointed at its November 8, 2004 meeting to elect Mr. Werner Hiller, a director of the Company, to replace Mr. Rosner as a member thereof. Mr. Colesanti, Mr. Green, Fraser A. Preston, Vice President of Nautic, and Richard R. Crosier, Managing Director of Nautic, then joined the special meeting of the Board of Directors of the Company. The representatives of Parent and Nautic described in general their respective companies’ history, financial performance, business philosophy, acquisition criteria and their views on the synergies and efficiencies that could result from their draft proposal if consummated. The Board discussed the draft proposal in detail with the Parent and Nautic representatives, following which discussion, such representatives left the meeting. It was then the consensus of the Board that the Special Committee should seek to promptly negotiate the retention of an investment banker as advisor to the Special Committee and the Board for advice and assistance in evaluating strategic alternatives designed to maximize shareholder value.

Between December 13, 2004 and December 16, 2004, Mr. Deson, on behalf of the Special Committee, had discussions with HT Capital Advisors LLC (“HT Capital Advisors”) with respect to the terms pursuant to which the Special Committee would retain HT Capital Advisors to provide investment banking advice to the Company and, on December 16, 2004, a formal engagement letter with HT was executed by Mr. Deson on behalf of the Company.

On December 28, 2004, Parent and the Company entered into a customary joint Confidentiality Agreement and thereafter representatives of Parent and Nautic initiated a preliminary due diligence review of the Company. The Company provided Parent and Nautic with information relating to its operations in the United States and abroad.

On December 29, 2004, Parent delivered to Mr. Deson, on behalf of the Special Committee, a letter in which it offered, subject to due diligence and other conditions contained therein, to acquire all of the outstanding shares of the common stock of the Company on terms set forth in the letter. Mr. Deson caused copies of this letter to be provided to HT and the other members of the Special Committee.

Between January 10, 2005 and January 13, 2005, representatives of HT and the Special Committee, with the assistance of legal counsel, discussed with Parent the terms of the letter.

On January 12, 2005, Philip Rosner and A. Gary Frumberg, the Company’s executive officers, met with Carlo W. Colesanti to discuss strategic planning relative to the integration of the two entities and their employment arrangements after the merger is consummated.

On January 13, 2005, the Board of Directors of the Company met, with all directors being present. The Board reviewed in detail a draft of the letter from Parent pursuant to which Parent set forth its preliminary proposal, subject to due diligence, to acquire all of the outstanding common stock of the Company. The letter also contained other provisions customary for letters of such type, including an exclusivity period of 60 days and due diligence access to the Company. Thereafter, following discussion, the Board voted unanimously to authorize the appropriate Company officers to execute the letter on behalf of the Company.

On January 14, 2005, Parent and the Company signed the letter.

Commencing on January 14, 2005 and for a period of four weeks thereafter, the Company provided the Parent and the Parent’s consultants, The Callidon Group, comprehensive information in response to the Parent’s extensive due diligence activities pertaining to financial, sales and marketing, export operations, manufacturing processes, quality assurance, research and development, environmental and human resources.

On January 14, 2005, representatives of the Company and Parent met to discuss the operations of the Company and to review questions which Parent had with respect to the business and affairs of the Company. Additional meetings among representatives of the Company and Parent occurred on January 28 and 31, February 1, 2, 3 and 4, 2005.

During the week of February 7, 2005, executive officers of the Parent met personally with selected members of the Company’s management to discuss their operational responsibilities at the Company and their potential roles upon merger of the two entities.

During the week of March 7, 2005, members of KPMG, LLP, independent accountants of Nautic Partners, conducted extensive financial and operational due diligence analyses at the Company’s Amityville, New York facility and at the offices of BDO Seidman, LLP, the Company’s independent accountants.

Commencing March 7, 2005 and for a period of two weeks thereafter, the Parent’s legal counsel, Edwards & Angell, LLP, conducted extensive legal due diligence relative to the Company’s operations.

On March 10, 2005, the Parent’s environmental consultants, GAIA Tech,, conducted a preliminary environmental survey relative to the Company’s Amityville, New York operating facility. During the week of March 14, 2005, the Parent conducted due diligence activities pertaining to the Company’s risk management practices and examination of insurance policies and employee fringe benefits and employment practices.

On March 17, 2005, legal counsel to Parent delivered to legal counsel for the Company a draft merger agreement.

On March 18, 2005, the 60 day exclusivity period contained in the January 13, 2005 letter was extended to March 31, 2005.

On March 20, 2005, representatives of the Company, HT Capital Advisors and legal counsel met telephonically to discuss the draft merger agreement.

On March 21, 2005, the Special Committee, along with representatives of HT Capital Advisors and legal counsel met telephonically to review the draft merger agreement and to hear a presentation by HT Capital

Advisors with respect to its opinion with respect to the fairness of the offer from Parent. During the meeting, legal counsel advised the members of the Committee as to their fiduciary duty to the stockholders of the Company. Following detailed discussion, the Committee determined that the proposed transaction was fair and in the best interest of the Company and its stockholders and voted to approve the transaction with Parent as set forth in the draft merger agreement, subject to the continued negotiation thereof by counsel to the satisfaction of the Board of the Company.

On March 30 and March 31, 2005, the Special Committee of the Board of Directors of the Company conducted numerous telephonic negotiations with representatives of the Parent and Purchaser with respect to the terms of the Offer, reviewing various issues which the Parent and Purchaser raised following the completion of their due diligence into the business and affairs of the Company.

On March 30, 2005, a special meeting of the Board of Directors of the Company was held to discuss outstanding issues.

On March 31, 2005, a special meeting of the Board of Directors of the Company was held to discuss the status of the negotiations with the Parent and Purchaser. Members of the Special Committee of the Board, as well as members of senior management and legal counsel updated the Board on the status of the negotiations. During the meeting, (i) there was a full briefing by management, (ii) representatives of HT Capital Advisors provided an analysis of the transaction and delivered HT Capital Advisor’s draft opinion, in writing, that as of the date of the meeting and based upon and subject to the factors and assumptions set forth therein, the $1.55 in cash to be received by the holders of the Company’s common stock in the Offer and the merger was fair, from a financial point of view, to such holders, and (iii) the Company’s legal counsel rendered a full report to the Board. Following extensive discussion, the Board determined that the Offer, the Merger, the Merger Agreement and the Transactions contemplated thereby were in the best interest of the Company and its stockholders and all of the directors attending the meeting unanimously approved the Offer, the Merger, the Merger Agreement and the Transactions contemplated thereby, subject to finalizing all remaining details to senior management’s satisfaction.

On April 1, 2005, and prior to the opening of the U. S. financial markets, the Company, Parent and Purchaser agreed that the parties had reached an agreement in principle and the Company filed a Form 8-K to that effect and issued a press release. Later in that day, the Company, Parent and Purchaser executed and delivered the Merger Agreement and certain of the stockholders of the Company entered into the Stockholder Support Agreements. On April 7, 2005, the Company filed a Form 8-K announcing the execution of the Merger Agreement and issued a press release to that effect.

12. Purpose and Structure of the Offer; Plans for the Company; Appraisal Rights; Stockholder Support Agreement.

Purpose of the Offer. The purpose of the Offer is to acquire control of, and ultimately the entire equity interest in, the Company. The Offer, as the first step in the acquisition of the Company, is intended to facilitate the acquisition of the Company. The purpose of the Proposed Merger is to acquire all outstanding Shares not tendered and purchased pursuant to the Offer. If the Offer is successful, we intend to consummate the Proposed Merger as promptly as practicable. If the Minimum Condition has been satisfied and Purchaser owns 90% or more of the Common Shares following consummation of the Offer, Purchaser intends to consummate the Proposed Merger as a “short-form” merger pursuant to Section 253 of the Delaware General Corporation Law (“DGCL”). Under such circumstances, neither the approval of any holder of Shares (other than Purchaser) nor the approval of the Company’s Board of Directors would be required. Upon consummation of the Proposed Merger, the Company will become a wholly-owned subsidiary of FFG.

If the Minimum Condition has not been satisfied but has been waived, and Purchaser owns less than 90% of the outstanding Securities following the consummation of the Offer, the Company’s Board of Directors will be required to submit the Proposed Merger to the Company’s stockholders for approval at a stockholders’ meeting convened for that purpose in accordance with Delaware law. If more than fifty percent of securities are tendered in the Offer, we will, upon consummation of the Offer, have sufficient voting power to ensure approval of the Proposed Merger at the stockholders’ meeting without the affirmative vote of any other stockholder.

Under the Company’s Bylaws, a special meeting of the Company’s stockholders may be called by the holders of not less than twenty-five percent of the shares entitled to cast votes at the meeting. Under the DGCL and the Company’s Certificate of Incorporation and Bylaws, the directors of the Company may be removed without cause upon the majority vote of all of the shares entitled to vote generally in the election of directors. So long as FFG owns 50% or more of the Shares tendered in the Offer, FFG will be entitled to nominate to the board of directors of the Company, such number of directors, equal to the product obtained by multiplying the total number of directors currently on the board by the percentage of Shares owned by FFG and the Purchaser.

The Offer does not constitute a solicitation of proxies for any meeting of the Company’s stockholders. Any such solicitation which Purchaser might make would be made only pursuant to separate proxy materials complying with the requirements of the Exchange Act.

Plans for the Company. The acquisition of the Company will allow FFG to expand its product offerings by increasing the variety of its flavors and fragrances.

FFG is studying how the Company’s business will be integrated into FFG’s business. We are in the process of evaluating the business and operations of the Company during the pendency of the Offer and after the consummation of the Offer and the Proposed Merger and will take such actions as we deem appropriate under the circumstances. Except as described above or elsewhere in this Offer to Purchase, we have no present plans or proposals that would relate to or result in an extraordinary corporate transaction involving the Company or any of its subsidiaries (such as a merger, reorganization, liquidation, relocation of any operations or sale or other transfer of a material amount of assets), any change in the Company’s management or any material change in the Company’s capitalization or dividend policy.

Appraisal Rights. Appraisal rights are not available in the Offer. If the Proposed Merger is consummated, however, holders of Shares at the effective time of the merger who do not vote in favor of, or consent to, the Proposed Merger will have rights under Section 262 of the DGCL to demand appraisal of their Shares. Under Section 262, stockholders who demand appraisal and comply with the applicable statutory procedures will be entitled to receive a judicial determination of the fair value of their Shares, exclusive of any element of value arising from the accomplishment or expectation of the Proposed Merger, and to receive payment of that fair value in cash, together with a fair rate of interest, if any. Any such judicial determination of the fair value of Shares could be based upon factors other than, or in addition to, the price per Share to be paid in the Proposed Merger or the market value of the Shares. The value so determined could be more or less than the price per Share to be paid in the Proposed Merger.

The foregoing summary of Section 262 does not purport to be complete and is qualified in its entirety by reference to Section 262. Failure to follow the steps Section 262 requires for perfecting appraisal rights may result in the loss of those rights.

Stockholder Support Agreement. Purchaser and FFG have entered into a Stockholder Support Agreement (the “Support Agreement”) with Philip Rosner, A. Gary Frumberg, Joseph A. Gemmo, Ronald J. Dintemann, Harvey Farber, Sean Deson, Werner F. Hiller, Irwin D. Simon, Joseph Piazza, Virginia Bonofiglio and Leonardo Salas (together, “Stockholders”), dated as of April 1, 2005. The following is a summary of the material provisions of the Support Agreement, a copy of which is filed as an exhibit to the Schedule TO. This summary is not a complete description of the terms and conditions of such agreement and is qualified in its entirety by reference to the full text of such agreement filed with the SEC and incorporated by reference in the Schedule TO of which this Offer to Purchase is a part. The Support Agreement should be read in its entirety for a more complete description of the matters summarized below.

As a condition and inducement to FFG’s and Purchaser’s entering into the Merger Agreement, FFG, Purchaser and the Stockholders entered into the Support Agreement concurrently with the execution and delivery of the Merger Agreement. The Stockholders own an aggregate of 3,661,445 shares of Common Stock, representing approximately 29% of the shares of the Company’s Common Stock outstanding as of the close of business on April 1, 2005.

Pursuant to the Support Agreement, each Stockholder has agreed to tender all of its shares of Common Stock in the Offer not later than ten business days following the commencement by Purchaser of the Offer pursuant to the Merger Agreement, not to withdraw such shares once tendered and not to exercise any of the options held by such Stockholder. Each Stockholder has also agreed at any meeting of stockholders of the Company however called (or any action by written consent in lieu of a meeting) or any adjournment thereof, to vote, or cause to be voted, all their shares of Common Stock as follows:

•	in favor of the Merger Agreement and the approval of the transactions contemplated thereby;

•	against any action or agreement that would result in a breach of any representation, warranty, covenant, agreement or other obligation of the Company set forth in the Merger Agreement; and

•	against any action that is intended, or could reasonably be expected, to prevent, impede, interfere with, delay, postpone or discourage the consummation of the Offer or the Merger.

In addition, each of the Stockholders has agreed pursuant to the Support Agreement that, prior to the termination of such Support Agreement, such Stockholder will not:

•	sell, transfer (including by operation of law), give, pledge, encumber or otherwise dispose of, or enter into any contract, option or other arrangement or understanding with respect to the sale, transfer, gift, pledge, encumbrance, assignment or other disposition of any of its shares;

•	deposit any of its shares into a voting trust or grant any proxies or enter into a voting agreement, power of attorney or voting trust with respect to its shares; or

•	take any action that would make any representation or warranty of such Stockholder set forth in the Support Agreement untrue or incorrect in any material respect or have the effect of preventing, disabling or materially delaying such Stockholder from performing any of its obligations under the Support Agreement.

The Support Agreement contains customary representations and warranties by the Stockholders, including representations and warranties as to ownership of shares of the Company’s Common Stock and power and authority of each Stockholder to enter into the Support Agreement.

13. Effect of the Offer on the Market for the Securities; Stock Exchange Listing(s); Registration under the Exchange Act. The purchase of Securities by Purchaser pursuant to the Offer will reduce the number of Securities that might otherwise trade publicly and will reduce the number of holders of Common Shares, which could adversely affect the liquidity and market value of the remaining Common Shares held by the public.

Depending upon the number of Common Shares purchased pursuant to the Offer and the aggregate market value of any Common Shares not purchased pursuant to the Offer, the Common Shares may no longer meet the standards for continued inclusion on the American Stock Exchange and may be delisted from the American Stock Exchange. The published guidelines of the American Stock Exchange indicate that the American Stock Exchange would consider delisting the Common Shares, if, among other things, (1) the number of round lot holders should fall below 300, (2) the number of publicly held shares (excluding shares held by officers, directors and controlling shareholders) should fall below 200,000, (3) the market value of such publicly held shares should fall below $1,000,000 for 90 consecutive days, or (4) stockholders’ equity is less than the applicable threshold. If any of the foregoing standards are not met, inclusion of the Common Shares on the American Stock Exchange could be suspended or terminated.

To the extent the inclusion of the Common Shares on the American Stock Exchange is suspended or terminated, the market for such shares could be adversely affected. If the American Stock Exchange were to suspend or terminate inclusion of the Common Shares, it is possible that such Shares would continue to trade in the over-the-counter market and that price quotations for such Shares would be reported by other sources. The extent of the public market for the Common Shares and the availability of such quotations would, however, depend on the number of holders of Common Shares remaining at such time, the interest in maintaining a market in the Common Shares on the part of securities firms, the possible termination of registration of the Common Shares under the Exchange Act (as described below) and other factors. Purchaser cannot predict whether the reduction in the number of Common Shares that might otherwise trade publicly, if any, effected by the Offer would have an adverse or beneficial effect on the market price for or marketability of the Common Shares or whether it would cause future market prices to be greater or less than the price per Common Share to be paid in the Proposed Merger.

The Common Shares are currently “margin securities,” as such term is defined under the rules of the Board of Governors of the Federal Reserve System (the “Federal Reserve Board”), which has the effect, among other things, of allowing brokers to extend credit on the collateral of such securities. Depending upon factors similar to those described above regarding listing and market quotations, following the Offer it is possible that the Common Shares might no longer constitute “margin securities” for purposes of the margin regulations of the Federal Reserve Board, in which event such Securities could no longer be used as collateral for loans made by brokers.

The Common Shares are currently registered under the Exchange Act. Such registration may be terminated upon application by the Company to the SEC if the Common Shares are not listed on a “national securities exchange” and there are fewer than 300 record holders. The termination of the registration of the Common Shares under the Exchange Act would substantially reduce the information required to be furnished by the Company to holders of Common Shares and to the SEC and would make certain provisions of the Exchange Act, such as the short-swing profit recovery provisions of Section 16(b), the requirement of furnishing a proxy statement in connection with stockholders’ meetings and the requirements of Rule 13e-3 under the Exchange Act with respect to “going private” transactions, no longer applicable to the Common Shares. In addition, “affiliates” of the Company and persons holding “restricted securities” of the Company may be deprived of the ability to dispose of such securities pursuant to Rule 144 under the Securities Act of 1933, as amended. If registration of the Common Shares under the Exchange Act were terminated, such Shares would no longer be “margin securities” or be eligible for reporting on the National Association of Securities Dealers Automated Quotation System.

14. Dividends and Distributions. If on or after the date of this Offer to Purchase, the Company should split, combine or otherwise change the Shares or its capitalization, acquire or otherwise cause a reduction in the number of outstanding Shares or issue or sell any additional Shares (other than Shares issued pursuant to and in accordance with the terms in effect on the date of this Offer to Purchase of employee stock options outstanding prior to such date), shares of any other class or series of capital stock, other voting securities or any securities convertible into, or options, rights, or warrants, conditional or otherwise, to acquire, any of the foregoing, then, without prejudice to our rights under “The Offer—Conditions to the Offer,” we may, in our sole discretion, make such adjustments in the purchase price and other terms of the Offer as we deem appropriate including the number or type of securities to be purchased.

If on or after the date of this Offer to Purchase, the Company should declare or pay any cash dividend on the Shares or other distribution on the Shares, or issue with respect to the Shares any additional Shares, shares of any other class of capital stock, other voting securities or any securities convertible into, or rights, warrants or options, conditional or otherwise, to acquire, any of the foregoing, payable or distributable to shareholders of record on a date prior to the transfer of the Shares purchased pursuant to the Offer to the Purchaser or its nominee or transferee on the Company’s stock transfer records, then, without prejudice to our rights under “The Offer—Conditions to the Offer,” (1) we may, in our sole discretion, reduce the purchase price per share by the amount of any such cash dividend or cash dividend and (2) the whole of any such non-cash dividend, distribution or issuance to be received by the tendering stockholders will be received and held by such tendering stockholders for the account of the Purchaser and will be required to be promptly remitted and transferred by each such tendering stockholder to the Depositary for the account of the Purchaser, accompanied by appropriate documentation of transfer. Pending such remittance and subject to applicable law, the Purchaser will be entitled to all rights and privileges as owner of any such non-cash dividend, distribution or right and may withhold the entire purchase price or deduct from the purchase price the amount of value thereof, as determined by the Purchaser in its sole discretion.

15. Conditions to the Offer. The following summary does not purport to be a complete description of the conditions to the Offer contained in the Merger Agreement and is qualified in its entirety by reference to the Merger Agreement, a copy of which is filed as an exhibit to the Tender Offer Statement on Schedule TO that has been filed with the SEC by Purchaser and FFG in connection with the Offer, and is incorporated in this Offer to Purchase by reference. The Merger Agreement may be examined, and copies obtained, by following the procedures described in Section 8 (Certain Information Concerning the Company) of this Offer to Purchase.

Notwithstanding any other provision of the Offer, we are not required to accept for payment or pay for any Securities, and we may terminate the Offer, if:

(1) the Minimum Condition has not been satisfied at the Expiration Date; or

(2) at any time on or after the date of this Offer to Purchase and prior to the Expiration Date, any of the following conditions exists:

(a) (A) the representations and warranties of the Company set forth in the Merger Agreement shall not be true and correct at and as of the expiration of the Offer as if made on such date (other than those representations and warranties that address matters only as of a particular date which are true and correct as of such date), except where all such failures to be true and correct (without giving effect to any Material Adverse Effect or materiality qualifiers set forth therein) in the aggregate would not have a Company Material Adverse Effect, or (B) the Company shall have breached or failed in any material respect to perform or comply with any obligation, agreement or covenant required by the Merger Agreement to be performed or complied with by it prior to the expiration of the Offer;

(b) there shall have been any Law or Order promulgated, entered, enforced, enacted, issued or deemed applicable to the Offer or the Merger by any court of competent jurisdiction or other competent Governmental Entity which, directly or indirectly, (1) prohibits, or imposes any material limitations on, Parent’s or Purchaser’s ownership, operation or control (or that of any of their respective Subsidiaries or Affiliates) of any portion of their or the Company’s businesses or assets, or compels Parent or Purchaser (or their respective Subsidiaries or Affiliates) to dispose of or hold separate any portion of their or the Company’s business or assets, (2) prohibits, restrains or makes or seeks to make illegal or imposes material limitations on the ability of Purchaser or Parent (or any of their respective Subsidiaries or Affiliates) effectively to acquire or to hold or to exercise full rights of ownership of the Shares purchased pursuant to the Offer including, without limitation, the right to vote such Shares on all matters properly presented to the Company’s stockholders, (3) imposes or seeks to impose any condition to the Offer which is unacceptable to Parent or Purchaser, or (4) or otherwise causes a Company Material Adverse Effect or Parent Material Adverse Effect;

(c) there shall be threatened, instituted or pending any action, suit, proceeding, application or counterclaim brought by a Governmental Entity or by any Person, domestic or foreign (whether brought by the Company, an Affiliate of the Company, or any other Person) (1) challenging or seeking to make illegal the acquisition by Parent or Purchaser of the Shares or otherwise seeking to restrain, delay or prohibit the making or consummation of the Offer, the Merger or any other subsequent business transaction with the Company, (2) challenging or seeking to, or which is reasonably likely to, make illegal, materially delay or otherwise directly or indirectly restrain or prohibit or seeking to, or which is reasonably likely to, impose voting, procedural, price or other requirements, in addition to those required by the federal securities laws and the DGCL, in connection with making the Offer, the acceptance for payment of, or payment for, any Shares by Parent or Purchaser or any other Affiliate of Parent, or the Merger or other business combination with the Company, or seeking to obtain material damages in connection therewith, or (3) that could reasonably be expected to result, directly or indirectly, in any of the consequences referred to in clauses (1) through (4) of paragraph (b) above;

(d) the Merger Agreement shall have been terminated in accordance with its terms;

(e) there shall have been any change, event, development or circumstance having, or that could reasonably be expected to have, individually or in the aggregate, (1) a Material Adverse Effect on FFG and the Company, as combined after the Merger, or (2) a Company Material Adverse Effect;

(f) the restrictions on business combinations contained in the Delaware Takeover Statute applies to Parent or the Purchaser in connection with the Offer or the Merger;

(g) there shall have occurred (1) any general suspension of trading in, or limitation on prices for, securities on any United States national securities exchange or in the over-the-counter market in excess of one day, (2) any limitation (whether or not mandatory) by any United States Governmental Entity on the extension of credit by banks or other financial institutions, or (3) any change deemed material in the market price of the Shares or in the securities or financial markets in the United States;

(h) any required approval, permit, authorization, waiver or consent of any Governmental Entity or of those Persons party to Material Contracts or Material Leases required in connection with the Transactions shall not have been obtained on terms satisfactory to Parent or Purchaser;

(i) the Company shall not have delivered (a) a certificate setting forth the amounts of Company Indebtedness and Company Closing Costs as of the Closing Date, signed by the Chief Financial Officer of the Company and (b) pay-off letters, releases, lien discharges and any other documents reasonably requested by Parent or Purchaser reflecting the satisfaction in full of, and releases of any encumbrances securing, the obligations under the Bond Documents, all Company Indebtedness and Company Closing Costs, effective upon payment by Parent or Purchaser of the amounts set forth in such documents, provided that it shall be the obligation of Parent or Purchaser, not the Company, to fund the payment of such amounts, and actual payment by Parent or Purchaser of such amounts shall not be a condition for the benefit of Parent and Purchaser for purposes of this Annex A; or

(j) any of the following key employees (Virginia Bonofiglio, Ronald Dintemann, Harvey Farber, A. Gary Frumberg, Joseph A. Gemmo, Joseph Piazza, Philip Rosner, Leonardo Salas) shall not be employed by the Company on a full-time basis pursuant to employment agreements and noncompetition agreements with terms mutually satisfactory to such employees and Purchaser.

Matters relating to the Delaware Takeover Statute Condition are described in more detail below under “Certain Legal Matters; Regulatory Approvals.”

The foregoing conditions are for the sole benefit of FFG and Purchaser and may be asserted by FFG or Purchaser regardless of the circumstances giving rise to any such condition or may be waived by FFG or Purchaser in whole or in part at any time and from time to time in their reasonable discretion. The failure by FFG or Purchaser at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right; the waiver of any such right with respect to particular facts and other circumstances shall not be deemed a waiver with respect to any other facts and circumstances; and each such right shall be deemed an ongoing right that may be asserted at any time and from time to time. Any determination by FFG or Purchaser concerning the events described in “The Offer—Conditions to the Offer” will be final and binding on all parties.

16. Certain Legal Matters; Regulatory Approvals.

General. We are not aware of any governmental license or regulatory permit that appears to be material to the Company’s business that might be adversely affected by our acquisition of Securities pursuant to the Offer or of any approval or other action by any government or governmental administrative or regulatory authority or agency, domestic or foreign, that would be required for our acquisition or ownership of Securities pursuant to the Offer. Should any such approval or other action be required, we currently contemplate that such approval or other action will be sought. However, we do not intend to delay the purchase of Securities tendered pursuant to the Offer pending the outcome of any action or the receipt of any such approval. There can be no assurance that any such approval or other action, if needed, would be obtained (with or without substantial conditions) or that if such approvals were not obtained or such other actions were not taken adverse consequences might not result to the Company’s business or certain parts of the Company’s business might not have to be disposed of, any of which could cause us to elect to terminate the Offer without the purchase of Shares thereunder. Our obligation under the Offer to accept for payment and pay for Securities is subject to certain conditions. See “The Offer—Conditions to the Offer.”

The Delaware Takeover Statute Condition. The board of directors of the Company has taken all actions such that no restrictive provision of the Delaware Takeover Statute will apply to the Offer or the Proposed Merger.

The Delaware Takeover Statute, in general, prohibits a Delaware corporation such as the Company from engaging in a “Business Combination” (defined as a variety of transactions, including mergers) with an “Interested Stockholder” (defined generally as a person that is the beneficial owner of 15% or more of a corporation’s outstanding voting stock) for a period of three years following the time that such person became an interested stockholder unless: (a) prior to the time such person became an interested stockholder, the board of directors of the corporation approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder; (b) upon consummation of the transaction that resulted in the stockholder becoming an Interested Stockholder, the Interested Stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding stock held by directors who are also officers of the corporation and employee stock ownership plans that do not provide employees with the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer (“Eligible Voting Stock”); or (c) on or subsequent to the date such person became an Interested Stockholder, the Business Combination is approved by the board of directors of the corporation and authorized at a meeting of stockholders, and not by written consent, by the affirmative vote of the holders of at least 66 2/3% of the outstanding voting stock of the corporation not owned by the Interested Stockholder.

The foregoing description of the Delaware Takeover Statute does not purport to be complete and is qualified in its entirety by reference to the provisions of the Delaware Takeover Statute.

Other State Takeover Laws. The Company is incorporated under the laws of the State of Delaware and its operations are conducted throughout the United States. The board of directors of the Company has approved the Proposed Merger. A number of states have adopted takeover laws and regulations that purport to be applicable to attempts to acquire securities of corporations that are incorporated in those states or that have substantial assets, stockholders, principal executive offices or principal places of business in those states. To the extent that these state takeover statutes purport to apply to the Offer or the Proposed Merger, we believe that those laws conflict with U.S. federal law and are an unconstitutional burden on interstate commerce. In 1982, the Supreme Court of the United States, in Edgar v. MITE Corp., invalidated on constitutional grounds the Illinois Business Takeover Statute, which, as a matter of state securities law, made takeover of corporations meeting certain requirements more difficult. The reasoning in that decision is likely to apply to certain other state takeover statutes. In 1987, however, in CTS Corp. v. Dynamics Corp. of America, the Supreme Court of the United States held that the State of Indiana could as a matter of corporate law and, in particular, those aspects of corporate law concerning corporate governance, constitutionally disqualify a potential acquiror from voting on the affairs of a target corporation without the prior approval of the remaining stockholders, as long as those laws were applicable only under certain conditions. Subsequently, in TLX Acquisition Corp. v. Telex Corp., a federal district court in Oklahoma ruled that the Oklahoma statutes were unconstitutional insofar as they apply to corporations incorporated outside Oklahoma, because they would subject those corporations to inconsistent regulations. Similarly, in Tyson Foods, Inc. v. McReynolds, a federal district court in Tennessee ruled that four Tennessee takeover statutes were unconstitutional as applied to corporations incorporated outside Tennessee. This decision was affirmed by the United State Court of Appeals for the Sixth Circuit. In December 1988, a federal district court in Florida held, in Grand Metropolitan PLC v. Butterworth, that the provisions of the Florida Affiliated Transactions Act and Florida Control Share Acquisition Act were unconstitutional as applied to corporations incorporated outside of Florida.

Except as described herein, we have not attempted to comply with any state takeover statutes in connection with this Offer or the Proposed Merger. We reserve the right to challenge the validity or applicability of any state law allegedly applicable to the Offer or the Proposed Merger, and nothing in this Offer to Purchase nor any action that we take in connection with the Offer is intended as a waiver of that right. In the event that it is asserted that one or more takeover statutes apply to the Offer or the Proposed Merger, and it is not determined by an appropriate court that the statutes in question do not apply or are invalid as applied to the Offer or the Proposed Merger, as applicable, we may be required to file certain documents with, or receive approvals from, the relevant state authorities, and we might be unable to accept for payment or purchase Shares tendered in the Offer or be delayed in continuing or consummating the Offer. In that case, we may not be obligated to accept for purchase, or pay for, any Shares tendered. See “The Offer—Conditions to the Offer.”

Appraisal Rights. Holders of Shares do not have appraisal rights as a result of the Offer. However, if the Proposed Merger is consummated, holders of Shares will have certain rights pursuant to the provisions of Section 262 of the DGCL to dissent and demand appraisal of their Shares in connection with the Proposed Merger. Under Section 262, dissenting stockholders who comply with the applicable statutory procedures will be entitled to receive a judicial determination of the fair value of their Shares, exclusive of any element of value arising from the accomplishment or expectation of the Proposed Merger, and to receive payment of such fair value in cash, together with a fair rate of interest, if any. Any such judicial determination of the fair value of the Shares could be based upon factors other than, or in addition to, the price per Share to be paid in the Proposed Merger or the market value of the Shares. The value so determined could be more or less than the price per Share to be paid in the Proposed Merger.

Delaware Law. The Proposed Merger also would need to comply with other applicable procedural and substantive requirements of Delaware law. Several decisions by Delaware courts have held that, in certain circumstances, a controlling stockholder of a corporation involved in a merger has a fiduciary duty to the other stockholders that requires the merger to be fair to such other stockholders. In determining whether a merger is fair to minority stockholders, Delaware courts have considered, among other things, the type and amount of consideration to be received by the stockholders and whether there were fair dealings among the parties.

17. Fees and Expenses. FFG has retained Mellon Investor Services LLC to act as the Information Agent and Depositary in connection with the Offer. The Information Agent may contact holders of Shares by mail, telephone, telex, telegraph and personal interviews and may request brokers, dealers, banks, trust companies and other nominees to forward materials relating to the Offer to beneficial owners. The Information Agent and the Depositary will each receive reasonable and customary compensation for their respective services, will be reimbursed for certain reasonable out-of-pocket expenses and will be indemnified against certain liabilities in connection therewith, including certain liabilities under the federal securities laws.

We will not pay any fees or commissions to any broker or dealer or any other person (other than the Information Agent and the Depositary) for soliciting tenders of Securities pursuant to the Offer. Brokers, dealers, commercial banks and trust companies will, upon request, be reimbursed by us for reasonable and necessary costs and expenses incurred by them in forwarding materials to their customers.

18. Miscellaneous. The Offer is not being made to, nor will tenders be accepted from or on behalf of, holders of Securities in any jurisdiction in which the making of the Offer or acceptance thereof would not be in compliance with the laws of such jurisdiction. However, we may, in our discretion, take such action as we may deem necessary to make the Offer in any such jurisdiction and extend the Offer to holders of Securities in such jurisdiction.

No person has been authorized to give any information or make any representation on behalf of Purchaser or FFG not contained in this Offer to Purchase or in the Letter of Transmittal and, if given or made, such information or representation must not be relied upon as having been authorized.

We have filed with the SEC a Tender Offer Statement on Schedule TO, together with exhibits, pursuant to Rule 14d-3 of the General Rules and Regulations under the Exchange Act, furnishing certain additional information with respect to the Offer. The Schedule TO and any amendments thereto, including exhibits, may be examined and copies may be obtained from the offices of the SEC in the manner set forth in “The Offer—Certain Information Concerning the Company—Available Information” of this Offer to Purchase.

FFG INDUSTRIES, INC.

FFG MERGER CORPORATION

May 16, 2005

SCHEDULE I

DIRECTORS AND EXECUTIVE OFFICERS OF FFG AND PURCHASER

The following table sets forth the name, age, present principal occupation or employment and material occupations, positions, offices or employment for the past five years of the directors and executive officers of FFG and Purchaser. The business address of each director and officer is c/o 10 Mountainview Road, 201 North Atrium, Upper Saddle River, New Jersey 07458. Unless otherwise indicated below, each individual has held his positions for more than the past five years. None of the directors and officers listed below has, during the past five years, (1) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (2) been a party to any judicial or administrative proceeding that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

Name, Age & Country of Citizenship	Title	Current Principal Occupation or Employment / Material Positions Held During the Past Five Years
Bernard V. Buonanno III, 39, USA	Director	Managing Director, Nautic Partners, LLC (July 2000—present) Managing Director, Fleet Equity Partners (prior to July 2000)

Fraser A. Preston, 34, USA	Director	Vice President, Nautic Partners, LLC

Richard R. Crosier, 43, USA	Director	Managing Director, Nautic Partners, LLC (March 2004—present) Vice President, Investor Group Services, LLC

Carlo W. Colesanti, 50, USA	CEO, President & Director	CEO & President, FFG Industries, Inc. (May 2004—present) CEO, Verion, Inc. (2001—2003) Managing Director, Bush Boake Allen, Ltd (2000—2001) Executive Vice President, Cultor Food Science, Inc.

Richard Green, Jr., 54, USA	Senior Vice President & CFO

Senior Vice President & CFO, FFG Industries, Inc. (May 2004—present)

Vice President & CFO, Executive Vice President—European Operations, OmegaTech, Inc. (1999—2002)

Division President, Cultor Food Science, Inc.

Hector Haget, 42, USA	President & CEO, Key Essentials, Inc.	President/CEO, Key Essentials, Inc., a wholly-owned subsidiary of FFG Prior to November 2001, Vice President, Valmont Industries

Deepak K. Shah, 47, USA	President, International Flavors & Technology, Inc.	President, International Flavors & Technology, Inc., a wholly-owned subsidiary of FFG

Stuart Alan Zlotnik, 45, USA	President, Aromatic Technologies Inc.	President, Aromatic Technologies Inc., a wholly-owned subsidiary of FFG

OFFER TO PURCHASE FOR CASH

ALL OUTSTANDING SHARES OF COMMON STOCK

OF

TECHNOLOGY FLAVORS & FRAGRANCES INC.

AT

$1.55 NET PER COMMON STOCK

BY

FFG MERGER CORPORATION,

A WHOLLY-OWNED SUBSIDIARY OF

FFG INDUSTRIES, INC.

The Letter of Transmittal and certificates for Shares and any other required documents should be sent to the Depositary at one of the addresses set forth below:

The Depositary for the Offer is:

Mellon Investor Services LLC

By Hand Delivery	By Overnight Delivery:	By Mail:

120 Broadway, 13th Floor New York, New York 10271 Attn: Reorganization Dept.	85 Challenger Road Mail Drop-Reorg Ridgefield Park, New Jersey 07660 Attn: Reorganization Dept.	P.O. Box 3301 South Hackensack, New Jersey 07606 Attn: Reorganization Dept

Facsimile Transmission:

(201) 296-4293

Confirm Receipt of Facsimile

By Telephone:

(201) 296-4860

If you have questions or need additional copies of this Offer to Purchase and the Letter of Transmittal, you can contact the Information Agent at its address and telephone number set forth below. You may also contact your broker, dealer, commercial bank, trust company or other nominee for assistance concerning the Offer.

The Information Agent for the Offer is:

Mellon Investor Services LLC

85 Challenger Road

Ridgefield Park, New Jersey 07660

Call Toll Free: 1-888-509-7935